Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Inter & Co, Inc.
CIK No. 0001864163
Subject Company: Banco Inter S.A.
Date: April 15, 2022
Registration Statement File Number: 333-260701

BANCO INTER S.A.

CNPJ/ME nº 00.416.968/0001-01

NIRE 31.300.010-864

(Authorized Capital Publicly Held Company)

MATERIAL FACT

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) ("Inter"), in compliance with the provisions article 157, §4°, of Law No. 6404, of December 15, 1976, as amended ("Corporations Act"), and with the provisions of the regulations of the Securities Commission of Brazil ("CVM"), in particular CVM Resolution No. 44, of August 23, 2021, and CVM Instruction No. 565, of June 15, 2015 ("ICVM 565"), hereby informs the shareholders and the market in general the following information.

As previously disclosed to the market, Inter intends to carry out a Corporate Reorganization to migrate its ownership base to Inter & Co., Inc., (formerly, Inter Platform, Inc.) a company organized under the laws of the jurisdiction of Cayman ("Inter&Co"), with stock listed on Nasdaq, a U.S.-based stock exchange, and with Level I1 Brazilian Depositary Receipts – BDRs traded and issued under the terms of CVM Instruction 332, of April 4, 2000, as amended, backed by Class A Shares (as defined below) issued by Inter & Co. ("BDRs"), at B3 - Brasil, Bolsa, Balcão S.A. ("B3") ("Corporate Reorganization").

By means of this notice of Material Fact, Inter informs that, on this date, Inter&Co has made a public filing of an amendment to the registration statement filed with the Securities and Exchange Commission ("SEC"), relating to the new terms and conditions for potentially resuming Corporate Reorganization.

The new structure of the Corporate Reorganization is detailed below and was approved by B3 pursuant to Official Letter No. 13/2022-DIE ("2nd B3 Official Letter"), of January 19, 2022, and No. 122/2022-DIE, of April 13, 2022 ("3rd B3 Official Letter"), respectively, adding and supplementing the terms of the Official Letter 141/2021-DIE, issued by B3 on April 12, 2021 ("1st B3 Official Letter" and, together with the 2nd and the 3rd B3 Official Letters, the "B3 Official Letters").

1 Before the date of the New EGM Reorganization, Inter & Co will also file a request for registration as a foreign issuer and a request for registration of a Level II BDR program with the CVM and B3, which will be analyzed by the referred entities within the applicable regulatory terms. THE OBTAINING OF THESE REGISTRATIONS IS NOT A CONDITION FOR THE EFFECTIVENESS OF THE CORPORATE REORGANIZATION, IF IT IS APPROVED BY THE SHAREHOLDERS IN THE NEW EGM REORGANIZATION AND THE CONDITIONS FOR ITS IMPLEMENTATION ARE MET. Once the Level II BDR program registration is granted by the CVM and B3, the Level I BDRs will be automatically replaced by Level II BDRs.

I.	THE NEW CORPORATE REORGANIZATION

Merger of Shares

The shares issued by Inter will be merged into Inter Holding Financeira S.A. (“HoldFin”). In such merger of shares, the shares issued by Inter will be accounted at their book value, and Holdfin will issue, in the benefit of Inter's common and preferred shareholders, including units holders ("Inter Shareholders"), two classes of mandatorily redeemable preferred shares issued by HoldFin ("Merger of Shares"), as detailed below:

(i)	a class redeemable in BDRs (as defined below), according to the BDR Option (as defined below); and

(ii)	the other class redeemable in cash, according to the Cash Out Option (as defined below) (“Redeemable PNs”).

For every 6 (six) common shares and/or preferred shares issued by Inter, one (1) Redeemable PN issued by Holdfin will be delivered. Therefore, 0.16666666667 Redeemable PN will be delivered per one (1) common share or preferred share issued by Inter, and for every two (2) units of Inter, one (1) Redeemable PN issued by HoldFin will be delivered.

After the Corporate Reorganization is concluded, Inter will remain as a separate legal entity with its own assets, and no succession will take effect.

New Conditions for the Cash-Out Option:

•	Cap. The Cash-Out Option will be limited to R$1,131,189,054.60 (one billion one hundred thirty-one million one hundred eighty-nine thousand fifty-four reais and sixty cents), which is equal to ten percent (10%) of the total appraised amount of the Outstanding Shares[2], calculated in accordance with the economic value of Inter's shares as determined in the Cash-Out Report (as defined below) (" Cash-Out Cap");

•	Eligibility. The Cash-Out Option will be:

o	provided solely to Inter Shareholders who hold shares issued by Inter on April 15, 2022, which is the date of disclosure of this Material Fact ("Cutoff Date" and "Eligible Shareholders”, respectively); and

o	limited to the number of shares owned by the Eligible Shareholders and held as of the Cut-Off Date ("Share Quantity Limit");

•	Option Period. The Cash-Out Option will be available to those Eligible Shareholders who exercise this option no later than six (6) business days after the date of the New Reorganization EGM (as defined below) ("Option Period"), subject, in any event, to the Share Quantity Limit.

2Defined as all of the common or preferred shares issued by Inter, with the exception of those: (i) belonging to the controlling shareholders of Inter (as indicated in the Inter Reference Form), (ii) belonging to the persons linked to the controlling shareholders of Inter (as determined by B3 through the 1st Letter B3), (iii) belonging to the directors of Inter, and (iv) held in treasury. On April 13, 2022, B3 issued the 3rd Official Letter, which reformed part of the 1st B3 Official Letter to allow Softbank shareholder to integrate the concept of Outstanding Shares.

•	Delivery; Proration. If, after the election made by the Eligible Shareholders who duly elect the Cash-Out Option, such option represents a disbursement to HoldFin:

o	in an amount lower than or equal to the Cash-Out Cap, then the Eligible Shareholders will exclusively receive Cash-Out Redeemable PNs, to be redeemed upon payment in cash of the economic value of Inter’s shares, as determined pursuant to the Cash-Out Report (as defined below); or

o	in an amount higher than the Cash-Out Cap, then the Eligible Shareholders will automatically receive: (i) the Redeemable PNs corresponding to the Cash-Out Option, prorated among them ("Proration"), such that, in any case, the maximum disbursement will be equivalent to the Cash-Out Cap; and (ii) PNs Redeemable for BDRs backed by Class A Shares (as defined below), as needed to cover the balance of the Cash-Out Option due to the Proration. In the event a Proration is necessary, Inter will inform the market of the result of the Proration no later than two (2) business days after the end of the period to elect the Cash-Out Option.

•	Shareholders Not Eligible to Exercise the Cash-Out. The Cash-Out Option will not be available (i) to Inter Shareholders other than the Eligible Shareholders; and (ii) for shares and/or units (a) acquired after the Cut-Off Date; and/or (b) in excess of the Share Quantity Limit. The BDR Option (as defined below) will apply in such cases.

Securities lending. Investors lending Inter's shares (donors) as of the Cut-off Date, will be deemed Eligible Shareholders for the purposes of the Cash-Out Option and for the purpose of setting the Share Quantity Limit and will be eligible to exercise the Cash-Out Option. To that effect, those shareholders must have their shares with the depository when manifesting their intent to exercise the Cash-Out Option. In this case, the corresponding borrowing investors will not be deemed Eligible Shareholders concerning the respective quantities of their outstanding borrowed positions as of the Cut-off Date or concerning the definition of the Share Quantity Limit.

FOR DETAILS ON UNWINDING PROCEDURE AND DEADLINE, LENDING INVESTORS SHOULD CONTACT THEIR RESPECTIVE INTERMEDIARIES ADMITTED WITH THE B3 TO UNDERSTAND ARRANGEMENTS, RULES AND DEADLINES.

Redemption

As a subsequent and interdependent act of the aforementioned Merger of Shares, on the same date on which the Merger of Shares, all Redeemable PNs will be redeemed (“Redemption”) upon delivery to Inter’s shareholders of:

•	Level I BDRs – Brazilian Depositary Receipts, issued in accordance with CVM Instruction 332, of April 4, 2000 (as amended) and backed by Class A Shares (as defined below) ("BDR Options"). The BDRs may be subsequently canceled if the holder so decides, so that the holder receives Class A Shares (as defined below) directly, upon instructions given to B3 through its respective custody agents, under B3 regulations. Each Redeemable PN issued by HoldFin will be redeemed against delivery of 1 (one) BDR; or

•	the amount of R$ 38.70 (thirty-eight reais and seventy cents) per Redeemable PN, corresponding to 6 (six) times[3] the economic value per preferred and/or common share in Inter, established pursuant to the Cash-Out Report (as defined below), subject to the Cash-Out Cap and the Proration procedure, which will be subject to adjustment per the DI rate from the date on which the New Reorganization EGM (as defined bellow) is held through the date of payment ("Cash-Out Option").

3 On February 18, 2022, a reverse split of all shares issued by HoldFin was approved and implemented, at the rate of 2:1 (two shares issued by HoldFin now representing one share issued by HoldFin after the reverse split), which resulted in the adjustment of the proportion assigned between Inter’s shares and units per Redeemable PN, which was 3 (three) times per the original structure of the Corporate Reorganization, to 6 (six) times, without any impact, therefore, on the economic conditions preserved in the Corporate Reorganization.

B3 Official Letters

According to the B3 Official Letters that approved the above structure, it is highlighted, in summary, that: (i) the 2nd B3 Official Letter authorized the New Cash-Out Cap, the Proration structure and the introduction of shareholder eligibility rules for the purposes of the Cash-Out Option; (ii) the 3rd B3 Official Letter allowed the shares heldby SoftBank Latin America Fund (“SoftBank”) to be included in the concept of Outstanding Shares, reforming the 1st B3 Official Letter on this matter, but did not comment on the possibility of SoftBank exercising voting rights.

II.	CORPORATE GOVERNANCE OF INTER&CO; PURPOSE OF THE CORPORATE REORGANIZATION

Inter&Co's corporate structure, following the completion of the Corporate Reorganization, aims to enable Inter to implement its business and growth strategy while ensuring compliance with the Central Bank's regulatory requirements.

Inter's Control Structure

Central Bank regulations require that Brazilian financial institutions have a controlling shareholder or controlling group defined and approved by the Central Bank. In addition, Brazilian corporate law does not allow companies to issue non-voting preferred shares in excess of 50% of their total capital stock.

In this context, Inter's controlling shareholder currently and indirectly holds 53.1% of the total ordinary shares and 8.9% of Inter's preferred shares, with a total interest in the capital stock of 31.1%.

For this reason, Inter's ability to raise additional capital to finance its growth strategy without diluting its controlling shareholder's ownership below 50% of the voting capital is limited.

Rationale for the Creation of Supervoting Shares

Upon completion of the Corporate Reorganization, Inter's controlling shareholder will control Inter&Co and, indirectly, Inter, through ownership of Class B Shares, which are entitled to 10 votes per share. Due to the regulation applicable to Inter, this structure is being proposed with the main objective of allowing Inter to raise additional capital in form of equity in the future, to implement its growth strategy, while maintaining the governance and controlling structure required by the Central Bank.

Proposed Governance Developments at Inter&Co

Considering the creation of supervoting shares and seeking the continuous improvement of its governance practices, Inter&Co will be assigned a stronger governance structure in relation to those provided for under Cayman law. This proposal follows the robust governance structure already adopted by Inter in Brazil and seeks developments that meet SEC and Nasdaq rules, even though Inter&Co is a company exempt from compliance with certain of those rules due to its status as a Foreign Private Issuer (FPI):

- IR Structure: an international investor relations department will be created, located in the United States and in Brazil, which will be led by a professional with more than 15 years of market experience who will be based in the United States, i.e. in the market in which Inter&Co intends to have its shares traded.

- Broad Disclosure to Shareholders: after obtaining registration as a foreign issuer with the CVM, Inter&Co will be subject to a disclosure regime to shareholders in Brazil very similar to that applicable to Brazilian public companies, including, for example, annual disclosure and periodic updating of the reference form and preparation of financial statements in Portuguese and audited by an independent auditor registered with the CVM, as well as disclosure of meeting manuals in advance of ordinary and extraordinary general meetings.

- Board of Directors: will be composed of a significant portion of independent members. Currently, 4 of the 9 members are already independent and this proportion will be maintained in the event of an increase in the number of total members. Furthermore, in the period of up to one year after the conclusion of the Corporate Reorganization, measures will be taken for the Board of Directors to be composed of an equal number of independent and non-independent members. Finally, periodic meetings will be held exclusively among the independent members of the Board.

- Audit Committee: will be composed exclusively of independent directors.

- Compensation Committee: will have the participation of three (3) directors, two (2) of whom will be independent.

- ESG Committee: will have the participation of three (3) directors, two (2) of whom will be independent.

- Shareholders' Meetings: annual and extraordinary shareholders' meetings will be held online whenever necessary.

- Management Compensation: voluntary disclosure of information on management compensation in line with the standards applicable to Brazilian public companies (in particular if and when Inter&Co's registration as a foreign issuer is obtained with CVM).

- Code of Ethics and Integrity Program: Inter currently has a robust Integrity Program, which will be expanded to a global format, in line with best international practices, addressing, among other topics, situations of conflicts of interest, prohibition of trading, equity and non-discrimination policy, with a periodic training program and an anonymous channel for complaints.

Additionally, the governance structure currently in place for Inter, in Brazil, will be maintained, which adds more robustness to the group. Among the structures that will be maintained at Banco Inter in Brazil are: (i) Board of Directors, which will have the same structure proposed for Inter&Co; (ii) audit committee, in accordance with the regulation of the Central Bank; (iii) statutory advisory committees to the Board of Directors (including with the participation of independent directors); and (iv) robust policies and transparency in the disclosure of information. Other Inter companies are also subject to regulatory rules and requirements due to their activities. Additionally, with its subsidiary USEND, Inter is now subject to certain international regulations.

III.	ADITIONAL FEATURES OF THE CORPORATE REORGANIZATION

3.1.	Interdependence of the Stages of Corporate Reorganization

The Corporate Reorganization steps, mentioned above, are intertwined and coordinated in such a manner as to occur preferably on the same date. The Corporate Reorganization closing is subject to the applicable corporate approvals and to the confirmation of Inter's compliance with the Implementation Conditions (as defined below).

3.2.	Shares to be issued

The Redeemable PNs will have voting rights, priority for capital reimbursement in the event of liquidation, without premium, and will be automatically redeemed, and thereafter cancelled, against HoldFin’s capital reserves and/or profit reserves, upon completion of the Corporate Reorganization, without the need, therefore, for a special meeting.

The capital structure of Inter &Co. will have two classes of shares, namely:

(i)	Class A Shares, which will grant the right to one (1) vote per share and be admitted for trading on the Nasdaq, a U.S. stock exchange ("Class A Shares"); and

(ii)	Class B Shares, which will grant the right to ten (10) votes per share, owned exclusively by Inter's indirect controlling shareholder and Inter&Co.'s controlling shareholder, which will not be admitted for trading on Nasdaq or any other organized market ("Class B Shares").

The Class A Shares and Class B Shares will have the same economic rights. Further details about Inter&Co. and the rights to which the Class A Shares and BDRs will be entitled are described in the Reference Form and will be reflected in the call notice of the New Reorganization EGM, which will be convened on a date yet to be defined, and will resolve, among other matters, on: (i) the ratification of the hiring of an appraiser for the purposes of the Corporate Reorganization; (ii) the approval of the appraisal report; (iii) the Corporate Reorganization; (iv) the merger of the Inter shares by HoldFin (Merger of Shares Protocol), in which the terms and conditions for the Corporate Reorganization were established and which will contain the appraisal report and other relevant documents, signed by the managers of the Companies (“New EGM Reorganization”).

3.3.	BDRs Option; BDRs Program Level I

Inter Shareholders who wish to be holders of record of Class A Shares after receiving BDRs backed by Class A Shares may redeem them at any time, receiving Class A Shares upon instructions given to B3 through their respective custody agents, pursuant to B3 regulations.

Inter Shareholders will be notified in writing at the right time about the procedures for delivery of BDRs.

3.4.	Cash-Out Option; Cash-out Funding

The Cash-Out Option will be granted solely to Eligible Shareholders, subject to: (i) the Share Quantity Limit, as determined on the Cut-off Date; and (ii) the Cash-Out Cap.

The amount to be disbursed under the Cash-Out Option will be of R$ 38.70 (thirty eight reais and seventy cents) per Redeemable PN, subject to the Cash-Out Cap, as defined by the Cash-Out Report (as defined below), which determined the amount of R$ 6.45 (six reais and forty five centavos) per common and/or preferred share in Inter, or R$ 19.35 (nineteen reais and thirty five cents) per unit in Inter, payable to the Eligible Shareholders that duly elect to exercise the Cash-Out Option ("Cash-Out Option Amount").

To fund the payment of the Cash-Out Option, HoldFin will use funds from loans, procured from financial institutions, of up to R$1,150,000,000 (one billion and one hundred and fifty million reais), to be formalized by the date of the New Reorganization EGM ("Cash-Out Loan").

3.5.	Option Period; Shareholder Election; Trading Rules

The Option Period has been set to ensure that Eligible Shareholders are given enough time after the New Reorganization EGM to make their decision.

During the Option Period, the Eligible Shareholder that has elected the Cash-Out Option may migrate to the BDRs Option and vice-versa if the shareholder's custody agent allows it. Thus, prior to making a decision, the Eligible Shareholder must contact the institution where its shares are held in custody to learn about its required procedures.

Once the Option Period has ended:

(i)	Eligible Shareholders may not change their decision and there will be no migration between Options and:

(ii)	Inter Shareholders that elected the BDR Option may trade their Inter shares until the closing of the Corporate Reorganization, when the BDRs will be delivered;

(iii)	Eligible Shareholders that elected the Cash-Out Option may not trade their Inter shares, provided that (i) the prohibition, in the event of Proration, will be applicable solely to the allotment of the shares corresponding to the Redemption in cash, according to the result of the Proration that is disclosed by Inter; and (b) with the implementation of the Corporate Reorganization, that Shareholder will receive the amount corresponding to the Cash-Out Option, subject to the Proration.

(iv)	At the end of the Option Period, Inter will communicate to the market, in no longer than 2 business days, whether the amount corresponding to the Cash-Out Option will represent an amount less than, equal to, or greater than the Cash-Out Cap, including the result of the Proration, i.e., the proportion of Redeemable PNs of each class that will be delivered to the Eligible Shareholders who elected the Cash-Out Option.

The Eligible Shareholder who does not make an election during the Option Period, or observe the procedures to be disclosed by Inter for the exercise of the Cash-Out Option, or does not exercise the Right to Exit, as defined below, will receive the BDRs Option.

3.6.	Conditions for the Completion of the Corporate Reorganization

Completion of the Corporate Reorganizationis conditioned upon the following events ("Implementation Conditions"):

(i)	Approval of the Corporate Reorganizationby Inter Shareholders at the New Reorganization EGM and by HoldFin's shareholders through the date of the New Reorganization EGM (included);

(ii)	(a) Declaration of effectiveness by the SEC on the amendment to the registration statement submitted by Inter &Co. to the SEC and currently under review by the SEC; (b) absence of an order suspending the aforementioned statement of effectiveness; and (c) absence of pending or threatened proceedings to that effect by the SEC;

(iii)	By the date of the New Reorganization EGM, HoldFin must obtain a binding commitment from one or more financial institutions with respect to Cash-Out Financing in an amount sufficient to meet the Redemption of Redeemable PNs in cash, subject to the Cash-Out Cap;
(iv)	All conditions precedent to the disbursement of the Cash-Out Financing must have been fulfilled; and

(v)	Ratification of the corporate documents approved in the New EGM Reorganization by the Brazilian Central Bank.

If the Implementation Conditions are not satisfied, the Corporate Reorganization will not be implemented, and the resolutions made and/or the acts carried out in connection with the intended Corporate Reorganizationwill be void, with Inter, HoldFin and Inter&Co. returning to their status quo ante.

3.7.	New Reorganization EGM

The issues to be submitted to the New Reorganization EGM and the quorums needed to start the meeting and resolve on the agenda will be set out in the notice of call to the New ReorganizationEGM to be made in due time. The holding of the New Reorganization EGM is contingent on the statement of effectiveness by the SEC for the amendment to the registration statement filed with the SEC. If that statement of effectiveness is not posted prior to the New ReorganizationEGM, Inter will have to cancel or postpone the New ReorganizationEGM. In a meeting held on this date, Inter's Board of Directors authorized the Chairman to call New Reorganization EGM.

Pursuant to B3’s Official Letter, the issues for which the New Reorganization EGM will be called will be duly resolved if the following quorums are observed:

(a)	on first call:

Nº	AGENDA	QUORUM FOR OPENING	QUORUM FOR RESOLUTIONS
(i)	Ratification of the hiring of PwC to prepare the Updated Cash-Out Report and the Updated 264 Report	2/3 of Inter’s capital stock, provided that 20% of the Outstanding Shares are present	Majority of the Outstanding Shares are present in the New Reorganization EGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act
(ii)	Ratification of the hiring of KPMG to prepare the Merger of Shares Report	2/3 of Inter’s capital stock	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act
(iii)	Approval of the Updated Cash-Out Report, the Updated 264 Report, and the Merger of Shares Report	2/3 of Inter’s capital stock	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act
(iv)	Approval of the Protocol and Justification	2/3 of Inter’s capital stock	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act
(v)	Approval of the Merger of Shares in the context of the Corporate Reorganization, leading Inter to exit B3’s Level 2 Corporate Governance	2/3 of Inter’s capital stock	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act
(vi)	Suppression of art. 52, para. 7, of Inter’s Mem & Arts, which provides for the obligation to make a tender offer of Inter’s shares pursuant to item 11.3 of B3’s Level 2 Corporate Governance Regulation.	2/3 of Inter’s capital stock	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters
(vii)	Authorization by Inter’s management to subscribe the new shares to be issued by HoldFin, on account of Inter shareholders.	2/3 of Inter’s capital stock	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act

(b) on second call:

Nº	Ordem do Dia	Quórum de Instalação	Quórum de Deliberação
(i)	Ratification of the hiring of PwC to prepare the Updated Cash-Out Report and the Updated 264 Report	Any number of Outstanding Shares	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act
(ii)	Ratification of the hiring of KPMG to prepare the Merger of Shares Report	Any number of Outstanding Shares	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act
(iii)	Approval of the Updated Cash-Out Report, the Updated 264 Report, and the Merger of Shares Report	Any number of Outstanding Shares	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act
(iv)	Approval of the Protocol and Justification	Any number of Outstanding Shares	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act
(v)	Approval of the Merger of Shares in the context of the Corporate Reorganization, leading Inter to exit B3’s Level 2 Corporate Governance	Any number of Outstanding Shares	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act
(vi)	Suppression of art. 52, para. 7, of Inter’s Mem & Arts, which provides for the obligation to make a tender offer of Inter’s shares pursuant to item 11.3 of B3’s Level 2 Corporate Governance Regulation.	Any number of Outstanding Shares	Majority of the Outstanding Shares are present in the New ReorganizationEGM as provided in B3’s Official Letters
(vii)	Authorization by Inter’s management to subscribe the new shares to be issued by HoldFin, on account of Inter shareholders.	Any number of Outstanding Shares	Majority of the Outstanding Shares are present in the New ReorganizationReorganizationEGM as provided in B3’s Official Letters and subject to art. 252 of Brazil’s Corporations Act

3.8.	Appraisers; Appraisal Reports

The independent members of Inter's Board of Directors met independently, assessed and recommended to – a recommendation which the Board of Directors unanimously approved – Inter's Board of Directors the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda, headquartered at Avenida Francisco Matarazzo 1.400, Torre Torino, City of São Paulo, State of São Paulo, registered with the CNPJ under No. 05.487.514/0001-37 ("PwC" or "Appraiser"), to prepare a valuation report to assess the set out below, in compliance with the terms of B3’s Official Letters:

(i) the value of the shares issued by Inter, based on their economic value, pursuant to item 10.1 of the Level 2 Regulations of B3 and following, and CVM Instruction 361, of March 5, 2002, as amended ("Cash-Out Report"); and

(ii) the value of the shares issued by Inter and HoldFin, evaluating these companies’ assets based on the discounted cash flow methodology, as of December 31, 2021, for purposes of comparing to the Exchange Ratio Merger of Shares (as defined below), pursuant to article 264 of the Brazilian Corporations Act, and article 8, II, of ICVM 565 ("264 Report").

Considering the new terms of the Corporate Reorganization, PwC updated the Cash-Out Report on April 14, 2022, having determined a value of R$ 6.45 (six reais and forty-five cents) per share issued by Inter or R$ 19.35 (nineteen reais and thirty-five cents) per unit. The 264 Report was updated as necessary to reflect the price of the shares issued by Inter and HoldFin, evaluating the assets of both Companies based on the discounted cash flow methodology, as of the Base Date.

The independent members of the Board of Directors of Inter separately evaluated and recommended to the Board of Directors, and all the members of the Board of Directors unanimously approved without any restrictions, the hiring of KPMG Auditores Independentes, with headquarters at Rua Arquiteto Olavo Redig de Campos, 105, 6º andar, torre A, São Paulo, SP, CEP 04711-904, enrolled in the CNPJ under no.57.755.217/0001-29 ("KPMG" or "Auditor") to: (a) prepare an appraisal report on the price of the shares issued by Inter to be incorporated by HoldFin, within the scope of the Merger of Shares, based on the net book value of the shares issued by Inter, on the Base Date, to confirm HoldFin’s increase of capital, as provided in article 252 of the Brazilian Corporations Law ("Merger of Shares Report" and, together with the Cash-Out Report and 264 Report, the "Appraisal Reports"); and (b) prepare the reasonable assurance report on Inter’s pro forma financial information considering the completion of the Corporate Reorganization on the Base Date, pursuant to article 7 of ICVM565, which will be included in the management proposal of the New Reorganization EGM.

The Appraisal Reports ascertained:

(i)	the amount of R$ 6.45 (six reais and forty-five cents), corresponding to the economic value per Inter preferred and/or common share, as determined by the Cash-Out Report;

(ii)	the comparative share exchange ratio, based on the discounted cash flow method, of six (6) Inter shares to one (1) HoldFin share, which is the same as that calculated on the basis of the Exchange Ratio Merger of Shares; and

(iii)	the amount of R$ 3.30 (three reais and thirty cents), corresponding to the net book value per Inter preferred and/or common share on the Base Date, as determined by the Merger of Shares Report.

The hiring of PwC and KPMG, as well as the preparation of the Appraisal Reports will be submitted for ratification at the New Reorganization EGM, observing the quorums for resolution mentioned above, which will also be described in the manual for participating in the New Reorganization EGM to be disclosed by Inter. Both PwC and KPMG are considered independent experts for purposes of issuing the Appraisal Reports for the Corporate Reorganization.

The Auditor and the Appraiser were selected to prepare the Appraisal Reports considering, inter alia, their renowned expertise and experience in drawing up similar reports and appraisals. The Auditor and the Appraiser expressly represent that: (a) there is no conflict of interests, whether current or potential, with the shareholders of the Companies or, further, with regard to the Merger of Shares; and (b) the shareholders and/or managers of the Companies have not directed, limited, hindered or practiced any acts that either have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their conclusions.

Inter will bear all costs related to the hiring of PwC and KPMG in preparing the Appraisal Reports.

3.9.	Inter and HoldFin Asset Evolution

The Merger of Shares and the Share Contribution (as defined below) will result in an increase in HoldFin's shareholders' equity to R$5,819,783,248.07 (five billion, eight hundred nineteen million, seven hundred and eighty-three thousand, two hundred and forty eight-reais and seven cents), with the issuance of up to 294,647,051 (two hundred and ninety-four million, six hundred and forty-seven thousand, and fifty-one) Redeemable PNs, equivalent to the book value of the shares to be merged, pursuant to the terms of the Merger of Shares Report, of which: (i) up to R$441.970.576,25 (four hundred and forty-one million, nine hundred and seventy thousand, five hundred and seventy-six reais and twenty-five cents) will be accounted to the increase of capital stock; and (ii) the remainder will be accounted to capital reserve.

Between the date of this material fact and the effective date of the Merger of Shares:

(i)	Inter’s capital stock may be increased to reflect the effects of the increase of capital approved by the Board of Directors on April 4, 2022, concerning the vesting of Inter’s certain long-term incentive programs (as defined below), in the amount of R$ 3,873,885.00 with the issuance of 4,830,964 preferred shares and 2,415,482 common shares, which is pending ratification by Brazil’s Central Bank.

(ii)	HoldFin’s capital stock will be increased to reflect: (i) capital contribution of SoftBank beneficially owned shares, at book value, in consideration of the issuance of common shares in HoldFin, on an equal footing to the shares currently held by the controlling shareholder, under Amended and Restated Reorganization Agreement, as defined below ("Share Contribution"); (ii) the contribution to HoldFin by Inter&Co. of its own shares, at book value, to make them available for the BDR Option, in consideration of the issuance of Redeemable PNs.

Except for the effects of any exercise of the Right to Exit and of any increase to Inter’s capital as set out in (i) above, there will be no change to Inter's capital stock, or to the number of shares into which it is divided. If the Right to Exit is exercised, the estimated increase to HoldFin’s net equity will be reduced proportionally to reflect the shares that, due to the payment of the reimbursement, will no longer be merged. Asset variations after the Base Date will be calculated and reflected in the companies in which they occur.

3.10.	Reorganization Agreement with Softbank

On this date, Softbank through its entities SBLA Holdings (Cayman) LP ("SBLA"), LA BI Holdco, LLC ("LA BI") and New LA BI LLC ("New LLC"), executed with Inter's controlling shareholder, Inter, Inter &Co., and HoldFin, an Amended and Restated Reorganization Agreement whereby the parties amended certain terms and conditions of the original agreement entered into on October 4, 2021 and ratified their commitment to implement corporate transactions that will result in the contribution to Inter&Co of the ownership interest held by LA BI in Inter, and the delivery to SBLA of BDRs or Class A Shares issued by Inter&Co. corresponding to SBLA's interest in Inter at the time of the contribution (which, as of the present date, corresponds to 15.01%), subject to the terms and conditions provided for in the Amended and Restated Reorganization Agreement.

In addition, the Investors Agreement currently in effect between Inter's controlling shareholder and SoftBank Group Corp. entered into on September 13, 2019 with respect to Inter will be terminated upon completion of these corporate transactions and a new shareholders' agreement will be entered into, with respect to Inter&Co., containing substantially the same rights currently stated in the agreement currently in effect.

3.11.	Exchange Ratio; Treatment of Share Fractions

Upon completion of the Corporate Reorganization, each holder of common shares and preferred shares in Inter, including unit holders, will maintain the same proportionate interest in Inter &Co’s capital that each such holder held in Inter’s capital immediately prior to the completion of the Corporate Reorganization, except for the effects of: (i) the payment of the Cash-Out Option; (ii) the payment of the reimbursement for the exercise of the Right to Exit, as defined below, in favor of the shareholders who exercise those options.

As a result of the Merger of Shares, Redeemable PNs issued by HoldFin, all registered and without par value, will be issued in favor of Inter Shareholders, in replacement of the common and preferred shares issued by Inter that each Shareholder owned. Based on the share price criteria indicated in the Cash-Out Report, which results in the same exchange ratio that would be applied if the chosen criteria was the equity book value or the discounted cash flow of the Companies, on the Base Date, every 6 (six) common and/or preferred share issued by Inter will correspond to one (1) Redeemable PN issued by HoldFin and every two (2) Inter units will correspond to one (1) Redeemable PN issued by HoldFin ("Exchange Ratio Merger of Shares").

Each 1 (one) Redeemable PN issued by HoldFin, in turn, will entitle the holder to receive:

(i)	1 (one) BDR, with each BDR being backed by 1 (one) Class A Share; or

(ii)	R$ 38.70 (thirty-eight reais and seventy cents), corresponding to the Cash-Out Option Amount, which will be subject to adjustment at the CDI rate from the date on which the New Reorganization EGM approving the Reorganization is held until the date of actual payment.

Any fractions of BDRs resulting from the Merger of Shares, followed by the Redemption with delivery of the BDRs, will be grouped in whole numbers to be sold in the spot market managed by B3 after the completion of the Corporate Reorganization, pursuant to a notice to shareholders to be disclosed by Inter. The proceeds from the sale will be paid net of fees to the former Inter Shareholders holding the respective fractions, in proportion to their interest in each BDR sold. No additional amounts in cash or shares (or BDRs) will be paid by Inter &Co. to Inter Shareholders who elect the BDR Option. The amount resulting from such sale of fractions may be less than the Cash-Out Option.

3.12.	Calculation of the Exchange Ratio under Article 264 of the Brazilian Corporation Law.

The Merger of Shares Exchange Ratio was calculated based on the stock exchange listing value of the shares issued by Inter, so that the Inter shareholder can maintain the same proportionate interest in the capital stock in Inter &Co. as it held in the capital stock of Inter immediately prior to the completion of the Corporate Reorganization, except for the effects of the payment of the Cash-Out Option, and the payment of the reimbursement due to the exercise of the Right to Exit, as defined below, to the shareholders exercising that option. In addition, the 264 Report was prepared to calculate, on a comparative basis, the exchange ratio valuating the two companies’ set of assets on the Base Date, based on the discounted cash flow methodology. According to the 264 Report, per the discounted cash flow methodology on the Base Date, as provided for in article 8, II, of ICVM 565: (i) the value of Inter is R$44,132 million; and (ii) the value of HoldFin is R$13,881 million.

Accordingly: (i) the application of the theoretical Exchange Ratio based on such comparative criteria would result in the exchange of 6 (six) Inter shares (preferred or common) or 2 (two) Inter units for 1 (one) Redeemable PN Share issued by HoldFin, such ratio being equivalent to the Exchange Ratio Merger of Shares; (ii) for this reason, the option referred to in article 264, § 3, of the Corporations Act is not available to the dissenting shareholders of Inter; and, therefore, (iii) the reimbursement, for those exercising the Right to Exit, will be calculated based on the equity book value of Inter’s common share.

IV.	RIGHT TO EXIT AND REIMBURSEMENT AMOUNT

Pursuant to article 252, § 2, of the Brazilian Corporations Act, the Merger of Shares will give rise to the right to exit for Inter Shareholders who hold common shares only (including those that comprise units) (considering that the preferred shares issued by Inter have liquidity and dispersion, pursuant to article 137, II, of the Brazilian Corporations Act), uninterruptedly, from the end of the trading session on May 24, 2021 (date of the first Material Fact on the Corporate Reorganization), and who do not vote in favor of the Corporate Reorganization, or do not attend the New Corporate Reorganization EGM, and such right shall be exercised no later than 30 days after publication of the minutes of meeting ("Right to Exit"). For common shares comprising units, the exercise of the Right to Exit assumes the cancellation, by the dissenting shareholder, pursuant to the Brazilian Corporation Law, of the corresponding unit and the payment of the reimbursement for the respective underlying common share only.

The total amount to be paid for each common share corresponds to the net book value of an Inter share as of December 31, 2021, which according to Inter's financial statements to be approved at an annual general meeting held on April 28, 2022, is R$3.30 (three reais and thirty centavos)4.

4 Based on the shareholders’ equity as of December 31, 2022, divided by the then number of shares.

Details regarding the exercise of the Right of Exit, including the exercise procedure and reimbursement amount, will be disclosed via Notice to Shareholders after the New Reorganization EGM.

V.	CORPORATE REORGANIZATION RISKS

The market value of Inter's shares at the time of completion of the Corporate Reorganization may vary materially from their price on the date the Protocol and Justification was signed. This variation may arise from a variety of factors that are beyond the control of Inter's management, including changes in its business, operations and projections, timing and regulatory issues, general market and economic conditions, as well as events related to the financial and/or technology industry, in Brazil and/or abroad.

In addition, there are also risks regarding the implementation of the Corporate Reorganization itself, since it is subject to the verification of the Implementation Conditions.

VI.	OTHER RELEVANT INFORMATION

6.1.	Submission of the Transaction to Brazilian or Foreign Authorities

Considering that this is a Corporate Reorganization between companies of the same group, the Corporate Reorganization is not required to be submitted to the scrutiny of any Brazilian or foreign antitrust authorities. Completion of the Corporate Reorganization is contingent on satisfaction of the Implementation Conditions.

6.2.	Costs

Inter estimates that the total costs and expenses, including fees of the Corporate Reorganization legal advisors, legal advisors hired to issue specific opinions, appraisers, and auditors related to the Corporate Reorganization, will total, by the closing of the Corporate Reorganization, approximately R$ 33.489 thousand.

6.3.	Registration of Inter as a Publicly Traded Company

After the completion of the Corporate Reorganization, the shares issued by Inter will no longer be traded on the Level 2 segment or any other segment of B3.

However, Inter's registration as a publicly traded company with CVM, in category A, will be maintained for a period of at least 12 months after the conclusion of the Corporate Reorganization, and this period may be extended at Inter's discretion.

6.4.	Treatment of Stock Option Plans

Upon completion of the Corporate Reorganization, Inter intends to migrate to existing long-term incentive plans and/or create new long-term incentive plans under Inter&Co., which will be established under the assumptions usually adopted by Inter to retain its executives, seeking to maintain the shareholder dilution percentage currently adopted by Inter, i.e., 4% of its outstanding shares.

Should any beneficiary to Inter Plans be terminated after the Merger of Shares, the provisions of the contracts originally entered into between Inter and the respective beneficiaries will apply.

6.5.	Tax Treatment of Inter Shareholders

Investors Resident in Brazil

Potential gains earned by Inter Shareholders who are residents in Brazil, including individuals and legal entities, investment funds or other entities, as a result of the Corporate Reorganization, may be subject to income tax and other taxes, in accordance with the legal and regulatory norms applicable to each category of investor, and such investors should consult their advisors about the applicable taxation and take responsibility for the eventual payment of the applicable taxes.

Non-Resident Investors

As to Inter Shareholders who are not resident in Brazil, due to HoldFin's fiscal responsibilities, Income Tax ("IRRF") will be withheld at source for any capital gain, in accordance with the statutory and regulatory rules applicable to each investor, as described below. The capital gain will correspond to the positive difference, if any, between (i) the Redemption value after the Merger of Shares; and (ii) the acquisition cost of the Inter shares. The IRRF eventually withheld and collected by HoldFin will be deducted from the amount due to these shareholders.

For non-resident investors operating under CMN Resolution 4,373/14 the following rates will apply:

(i)	twenty-five percent (25%), in the case of a shareholder who is a resident in a country or dependency with favored taxation, under the terms of the legislation and regulations of the Brazilian Internal Revenue Service in effect; or

(ii)	15% (fifteen percent) in other cases.

For all other non-resident investors:

(i)	twenty-five percent (25%), in the case of a shareholder who is a resident in a country or dependency with favored taxation, under the terms of the legislation and regulations of the Brazilian Internal Revenue Service in effect; or

(ii)	In other cases in which item (i) above does not apply, according to the following rates, provided in article 21 of Law No. 8,981/1995, as amended by Law No. 13,259/2016:

(a)	15% (fifteen percent) on the portion of gains that does not exceed R$ 5,000,000.00 (five million reais);

(b)	17.5% (seventeen point five percent) on the portion of earnings that exceeds R$ 5,000,000.00 (five million Reais) and does not exceed R$ 10,000,000.00 (ten million Reais);

(c)	20% (twenty percent) on the portion of gains that exceeds R$ 10,000,000.00 (ten million reais) and does not exceed R$ 30,000,000.00 (thirty million reais); and

(d)	22.5% (twenty-two point five percent) on the portion of earnings that exceeds R$30,000,000.00 (thirty million reais).

In order to enable the calculation of any capital gain, Inter Shareholders not resident in Brazil shall (i) complete and deliver electronically to HoldFin, directly or through their custody agents, in accordance with the procedure to be disclosed in a notice to shareholders ("Collection Procedure"), the model spreadsheet contained in Exhibit I to this Material Fact notice, containing information on the acquisition cost of the Inter shares they hold, as well as their tax residence. The model spreadsheet in Exhibit I to this material fact notice should be sent by e-mail to the following address: ri@bancointer.com.br.

HoldFin will use the information provided to it in the above form to calculate the capital gain, and the Inter Shareholders are responsible for the accuracy of such information.

HoldFin, in accordance with the legislation and regulations of the Brazilian Internal Revenue Service, shall have the right, at its discretion, to: (i) consider equal to zero the acquisition cost for non-resident Inter Shareholders who fail to forward the amount of the acquisition cost of the shares issued by Inter within the deadlines indicated above; and (ii) apply the 25% tax rate on the earnings of non-Brazilian resident Inter Shareholders who within the same deadlines fail to inform their country or dependency of residence or tax domicile; and, if the investor does not observe the Withholding Procedures, (iii) issue Redeemable PNs, the counterpart of which will be the payment of the Cash-Out Option amount, so that HoldFin may automatically use this amount to cover the payment of any tax due under the BDR Option, thereby reducing the number of Redeemable PNs corresponding to the BDR Option. The Companies will not be liable, under any circumstances, to non-Brazilian resident Inter Shareholders for any subsequent adjustment and/or refund of amounts paid in excess of the forecast.

6.6.	Advisors

Inter relied on the financial advisory services of Bank of America, Bradesco BBI, J.P. Morgan, Itaú BBA, and BTG Pactual. In addition, Machado Meyer Advogados and Demarest Advogados advised on the Corporate Reorganizationwith respect to Brazilian statutory and regulatory aspects, and Cleary Gottlieb Steen & Hamilton LLP advised on the Corporate Reorganization with respect to U.S. statutory and regulatory aspects. Yazbek Advogados was also consulted in relation to legal and regulatory aspects involved in the Corporate Reorganization.

6.7.	Access to Information and Documents

The documentation applicable to the Corporate Reorganization, including the Appraisal Reports and the Protocol and Justification, and to the New Reorganization EGM – when called – as well as Inter’s Reference Form is or will be available to shareholders at Inter's head quarter, at the Investor Relations Department, at Avenida Barbacena, nº 1.219, Belo Horizonte/MG, by e-mail ri@bancointer.com.br, on Inter's website (http://ri.bancointer.com.br and on the websites of the Brazilian Securities Commission (http://www.gov.br/cvm) and of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br.

Inter Shareholders may consult Inter's Investor Relations department concerning any questions they may have about the Corporate Reorganizationand/or the New Reorganization EGM, through the channels listed above.

6.8.	No Offer or Solicitation

This Material Fact is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful absent registration or qualification under the securities laws of such jurisdiction.

Statements contained in this Material Fact (or the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements. These forward-looking statements may, among other things, include statements regarding the proposed transaction involving Inter&Co. and Inter; beliefs relating to value creation as a result of the proposed transaction involving Inter&Co. and Inter; the intended timeline for completion of the transaction; benefits and synergies of the transaction; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter&Co. and Inter. In some cases, terms such as "estimate", "project", "forecast", "plan", "believe", "may", "expect", "anticipate", "intend", "planned", "potential", "could", "will" and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter&Co.'s and Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

Belo Horizonte, April 15, 2022.

HELENA LOPES CALDEIRA

CFO AND INVESTOR RELATIONS OFFICER

ADDITIONAL INFORMATION TO US INVESTORS: This material fact is being released in connection with the proposed Corporate Reorganizationinvolving Inter and Inter&Co.. In connection with the Corporate Reorganization, Inter&Co. has filed with the SEC a post-effective amendment to the registration statement for Inter &Co. shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as amended as well as other filings containing information on Inter&Co. and the Corporate Reorganization are available free of charge on the SEC's website (www.sec.gov).